

Mail Stop 4546

April 27, 2017

VIA E-mail
Joseph E. (Jeff) Consolino
Executive Vice President and Chief Financial Officer
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202

**Re:     American Financial Group, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2016**
**Filed February 24, 2017**
**File No. 001-13653**

Dear Mr. Consolino

We have reviewed your filing and have the following comment.  In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
O. Insurance, page F-43

1.     You disclose on page 39 that your foreign operations relate primarily to Neon Underwriting Limited (Neon), a wholly-owned UK-based Lloyd's insurer.  Please explain why the claims data related to these operations have been excluded from your claims development tables beginning on page F-47 and instead included in your reconciliation on page F-46.  In this regard, to the extent that you determined your reserve for foreign operations was insignificant in the context of ASC 944-40-50H, explain how you made this determination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 or Angela M. Connell, Accounting Branch Chief, at (202) 551-3426 with any questions.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance